Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

April 29, 2010

Via EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Westcore Trust (the “Registrant”)

File Nos. 002-75677; 811-03373

Post-Effective Amendment No. 69

Dear Mr. Greene:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the U.S. Securities and Exchange Commission (the “Staff”) on April 13, 2010 and April 14, 2010 to Post-Effective Amendment No. 69 (“PEA 69”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

APRIL 13, 2010 STAFF COMMENTS:  PEA 69 – GENERAL

1.

Staff Comment: The SEC requests that all parties who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Staff be certain that they provide all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•

Should the Commission or the Staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Registrant’s Response: The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.

Staff Comment:  Please verify there was a Fidelity Bond filing made by the Registrant in 2006.

Registrant’s Response:  The Registrant filed the 2006 Fidelity Bond on April 5, 2007 and kindly directs the Staff to correspondence from Registrant’s counsel dated April 5, 2007 detailing the purpose of the April 5, 2007 electronic filing.  A copy of the correspondence is attached hereto for convenience of reference.

3.

Staff Comment:  Please explain why the class identifiers for the applicable Retail Class included in PEA 69 includes the Fund names and does not include the Retail Class identifiers.

Registrant’s Response: Pursuant to Release 33-8590 (July 18, 2005), which requires that open-end investment companies electronically identify in their filings to which series and class identifiers the filing relates to, the correct series and class identifiers have been identified.

APRIL 13, 2010 AND APRIL 14, 2010 STAFF COMMENTS:  PEA 69 – PROSPECTUS

COMMENT NOS. 1 - 46 APPLY TO EACH OF THE TWELVE SUMMARY SECTIONS IN THE STATUTORY PROSPECTUS

4.

Staff Comment: Please confirm that there are appropriate disclosures for those Funds that have a specific form of investment and/or security type in its name (i.e., that the Westcore International Frontier Fund has disclosure that shows it invests a substantial amount of assets in a significant number of countries; that Westcore Blue Chip Fund, Westcore Mid-Cap Value Fund, and Westcore Small Cap Value Fund have specific fund definitions).

Registrant’s Response: The Registrant has confirmed that the appropriate disclosure for those Funds which have a specific form of investment and/or security type in its name has been disclosed in the Prospectus as required under Form N-1A.

5.

Staff Comment:  Please revise the introductory sentence under the “Fees and Expenses of the Fund” section of the Westcore Growth Fund to state the following:

This table describes the fees and expenses that you may pay if you buy and hold shares ~~of the Retail Class and Institutional Class~~ of the Fund.

Registrant’s Response: The Registrant has revised the disclosure as recommended by the Staff.

6.

Staff Comment:  Please remove the “as further described on page __” from the first line item in the Shareholder Fees table under the “Fees and Expenses of the Fund” section.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

7.

Staff Comment:  Please remove the “as further described on page __” from the second line item in the Shareholder Fees table under the “Fees and Expenses of the Fund” section.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

8.

Staff Comment:  Please send a copy of the completed “Annual Fund Operating Expenses” table for the Westcore Growth Fund that includes the applicable fees and expenses to the Staff prior to the Registrant’s next post-effective amendment.

Registrant’s Response:  The Registrant will send a copy of the completed “Annual Fund Operating Expenses” table for the Westcore Growth Funds along with this memorandum.

9.

Staff Comment:  Please revise Footnote (1) under the “Annual Fund Operating Expenses” table on page 3 to reflect what the expense limitation is and what expenses are included that is consistent with Form N-1A.

Registrant’s Response:  The Registrant has revised Footnote (1) to state the following:

The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.15% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

10.

Staff Comment:  Please explain and clarify what the second sentence means in Footnote (1) under the “Annual Fund Operating Expenses” table on page 3.

Registrant’s Response:  The second sentence of Footnote (1) under the “Annual Fund Operating Expenses” table has been revised to clarify its meaning.

11.

Staff Comment:  Please revise the third sentence of Footnote (1) to the “Annual Fund Operating Expenses” table on page 3 to conform with Instruction 3(e) to Item 3 of Form N-1A.

Registrant’s Response:  The Registrant has revised the disclosure pursuant to Instruction 3(e) of Item 3 to Form N-1A.

12.

Staff Comment:  Please revise Footnote (2) to the “Annual Fund Operating Expenses” table to state the following:

(2) The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's ~~financial statements (or the~~ financial ~~highlights~~ tables in this prospectus~~)~~ because the financial ~~statements~~ tables include only the ~~direct~~ operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Registrant’s Response: The Registrant has revised the disclosure as recommended by the Staff.

13.

Staff Comment:  Because the Westcore Growth Fund’s portfolio turnover was greater than 100% during 2007 and 2008, and there is currently no reported portfolio turnover rate for 2009 on page 4, please explain why there was no mention of frequent trading under the “Principal Risks of Investing in the Fund” section and how is such frequent trading consistent with long-term capital appreciation.

Registrant’s Response:  The Registrant believes that there are various factors which can lead to a portfolio turnover greater than 100% in any given fiscal year that are not inconsistent with an investment objective of long term capital appreciation, such as unusually high volatility in the markets. The Westcore Growth Fund had a portfolio turnover of 83% during the fiscal year of 2009. Under the “Portfolio Turnover” disclosure in the “General Portfolio Policies” section of the Prospectus, the Registrant states, “In general, the Funds intend to purchase securities for long-term investment, and the Advisor will not consider the portfolio turnover rate when making investment decisions for the Funds.” Therefore, the Registrant does not deem frequent trading to be a principal investment risk of the Westcore Growth Fund but has included this additional disclosure regarding portfolio turnover in the General Portfolio Policies section.

14.

Staff Comment:  Please explain the basis for determining a market capitalization of $2 billion for the Westcore Growth Fund under the first bullet of the “Principal Investment Strategies of the Fund” section.

Registrant’s Response:  The Registrant has revised the disclosure to further explain the basis for determining a market capitalization of $2 billion for the Westcore Growth Fund:

15.

Staff Comment:  Please explain selecting “high quality” as the standard for selecting large-cap growth companies for the Westcore Growth Fund under the fourth bullet of the “Principal Investment Strategies of the Fund” section.

Registrant’s Response:  The Registrant has removed the phrase “high quality” to describe its standard for selecting large-cap growth companies for the Westcore Growth Fund.

16.

Staff Comment:  Please add “emerging markets” as a risk for the Westcore Growth Fund’s investments in unsponsored depository securities under the fifth bullet of the “Principal Risks of Investing in the Fund” section.

Registrant’s Response:  The Registrant has removed the “Foreign Exposure Risk” bullet from the “Principal Risks of Investing in the Fund” section for the Westcore Growth Fund, thus removing any reference of the Fund’s investment in emerging markets for unsponsored depository securities as a principal investment risk.

17.

Staff Comment: Please revise the introductory paragraph under the “Risk/Return Bar Chart and Table” heading to state the following:

The bar chart and table below provide an indication of the risk of investing in the Fund by showing changes in the Fund’s Retail Class performance from year to year and by showing how the Fund’s average annual returns for one, five and ten years for the Retail Class, and one year and since inception for the Institutional Class, compared with those of an ~~widely recognized,~~ unmanaged index of securities. ~~The bar chart and performance table assume reinvestment of dividends and distributions.~~ The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. ~~Highest and Lowest Quarterly Return figures apply only to the period covered by the chart.~~ Updated performance information is available on www.westcore.com or call toll-free 1-800-392-CORE (2673).

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

18.

Staff Comment: Please remove all the disclosure under the “Information on After-Tax Returns” heading in the “Risk/Return Bar Chart and Table” section.

Registrant’s Response:  The Registrant has removed the disclosure as recommended by the Staff.

19.

Staff Comment: Please remove the footnote/parenthetical to the Bar Chart in the  “Risk/Return Bar Chart and Table” section.

Registrant’s Response: The Registrant has removed the disclosure as recommended by the Staff.

20.

Staff Comment: Please revise the introductory paragraph under the “Average Annual Total Returns” heading to state the following:

~~The table below shows the Fund’s average annual total returns for the periods ended December 31, 2009, as compared to a broad-based market index.~~  After-tax returns for the Retail Class are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown.  After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Registrant’s Response: The Registrant has revised the disclosure as recommended by the Staff.

21.

Staff Comment: Please remove the footnote regarding the benchmark index to the “Average Annual Returns” table in the “Risk/Return Bar Chart and Table” section.

Registrant’s Response:  The Registrant has removed the disclosure as recommended by the Staff.

22.

Staff Comment: Please note if the Registrant wishes to include the third sentence of the footnote to the “Average Annual Returns” table in the “Risk/Return Bar Chart and Table” section, please insert it as a parenthetical in the “Average Annual Returns” table to the Russell 1000 Growth Index returns line item.

Registrant’s Response:  The Registrant has inserted the third sentence of the benchmark index footnote as a parenthetical to the Russell 1000 Growth Index returns line item in the “Average Annual Returns” table.

23.

Staff Comment:  Because the Westcore MIDCO Growth Fund’s portfolio turnover was greater than 100% during 2007 and 2008, and there is currently no reported portfolio turnover rate for 2009 on page 8, please explain why there was no mention of frequent trading under the “Principal Risks of Investing in the Fund” section and how is such frequent trading consistent with long-term capital appreciation.

Registrant’s Response:  The Registrant believes that there are various factors which can lead to a portfolio turnover greater than 100% in any given fiscal year that are not inconsistent with an investment objective of long term capital appreciation, such as unusually high volatility in the markets. During the fiscal years 2007 and 2008, there was significant turbulence within the financial markets, and the Westcore MIDCO Growth Fund will trade securities in its Portfolio as it deems necessary to achieve its investment objective of long-term capital appreciation during such turbulent times. Also, under the “Portfolio Turnover” strategy in the “General Portfolio Policies” section of the Prospectus, the Registrant does state that “In general, the Funds intend to purchase securities for long-term investment, and the Advisor will not consider the portfolio turnover rate when making investment decisions for the Funds”. Therefore, the Registrant does not deem frequent trading to be a principal investment risk of the Westcore MIDCO Growth Fund but has included this additional disclosure regarding portfolio turnover in the General Portfolio Policies section.

24.

Staff Comment: Please revise the second sentence of the second bullet of the “Principal Investment Strategies of the Fund” section to include “written” as the form of notice shareholders will receive prior to any change in the policy.

Registrant’s Response: The Registrant has revised the disclosure as recommended by the Staff.

25.

Staff Comment: Please relocate the revised second sentence of the second bullet of the “Principal Investment Strategies of the Fund” section outside the Summary Section of the Westcore MIDCO Growth Fund and to the appropriate section pursuant to Item 9 of Form N-1A.

Registrant’s Response:  The second sentence of the second bullet of the “Principal Investment Strategies of the Fund” section has been relocated outside of the Summary Section of the Westcore MIDCO Growth Fund and to the appropriate section pursuant to Item 9 of Form N-1A.

26.

Staff Comment: Please revise the third bullet of the “Principal Investment Strategies of the Fund” section to include a more appropriate beginning range of the Russell Midcap Growth Index rather than in “million” of dollars and have that range begin as of July 1, 2009.

Registrant’s Response:  After researching the Russell Index website, the Registrant noted Russell recommends using the weighted average market capitalization rather than a low and high range for public disclosure. The Registrant has also confirmed that Russell “reconstitutes” its index on a specific date, May 31, 2009. Therefore, the Registrant has revised the disclosure as follows:

As of the most recent “reconstitution” of the benchmark index on May 31, 2009, the benchmark capitalization range was $829 million to $12.2 billion. As of March 31, 2010, the weighted average market capitalization of the benchmark index was approximately $7 billion as compared to approximately $5 billion for the companies within the Fund’s portfolio. Please note that these market capitalization measures will fluctuate over time.

27.

Staff Comment: Please state any limitations on how much foreign securities the Westcore MIDCO Growth Fund can invest as disclosed in the first sentence of the fourth bullet of the “Principal Risks of Investing in the Fund” section.

Registrant’s Response:  The Registrant has removed the “Foreign Exposure Risk” bullet from the “Principal Risks of Investing in the Fund” section for the Westcore MIDCO Growth Fund, thus removing any reference of the Fund’s limitations on how much foreign securities the Fund can invest.

28.

Staff Comment:  Please revise the introductory sentence under the “Fees and Expenses of the Fund” section of the Westcore Select Fund to state the following:

This table describes the fees and expenses that you may pay if you buy and hold shares ~~of the Retail Class~~ of the Fund.

Registrant’s Response: The Registrant has revised the disclosure as recommended by the Staff.

29.

Staff Comment: Please remove the footnote regarding the IPO participation to the “Average Annual Returns” table in the “Risk/Return Bar Chart and Table” section of the Westcore Select Fund.

Registrant’s Response:  The Registrant has removed the disclosure as recommended by the Staff.

30.

Staff Comment: Please revise the first sentence of the second bullet of the “Principal Investment Strategies of the Fund” section to state the following:

•

The Fund will notify shareholders sixty (60) days prior to any change in the Fund’s investment policy. ~~that will result in t~~The Fund ~~investing,~~ will invest, under normal circumstances, ~~less than~~ at least eighty percent (80%) of the value of its total net assets in large, well-established, companies, as measured at the time of purchase.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

31.

Staff Comment: Please relocate the revised first sentence of the second bullet of the “Principal Investment Strategies of the Fund” section outside the Summary Section of the Westcore Blue Chip Fund and to the appropriate section pursuant to Item 9 of Form N-1A.

Registrant’s Response:  The first sentence of the second bullet of the “Principal Investment Strategies of the Fund” section has been relocated outside of the Summary Section of the Westcore Blue Chip Fund and to the appropriate section pursuant to Item 9 of Form N-1A.

32.

Staff Comment: Please clarify if the “total net assets” in the revised second sentence of the second bullet of the “Principal Investment Strategies of the Fund” section of the Westcore Blue Chip Fund means 80% of net assets or 80% or total net assets.

Registrant’s Response:  The Registrant has confirmed that the 80% limitation should be of net assets and the Registrant has revised the disclosure to remove the word “total” from “total net assets.”

33.

Staff Comment: Please revise the third bullet of the “Principal Investment Strategies of the Fund” section to include a more appropriate beginning range of the Standard & Poor’s 500 Composite Stock Price Index rather than in “million” of dollars and have that range begin as of July, 2009.

Registrant’s Response:  The Registrant has revised the disclosure to state the following in the third bullet of the “Principal Investment Strategies of the Fund” section:

Unlike the Russell indexes, the S&P 500 Index does not have a “reconstitution” on an annual basis but rather is updated throughout the year. As such, the Registrant believes using the most recent data available is appropriate. As such the disclosure was revised as follows:

“As of March 31, 2010, companies within this benchmark index ranged from approximately $1.2 billion to approximately $316 billion in market capitalization. As of March 31, 2010, the weighted average market capitalization of the benchmark index was approximately $82 billion as compared to approximately $59 billion for the companies within the Fund’s portfolio. Please note that these market capitalization measures will fluctuate over time.”

34.

Staff Comment: Please confirm that the Westcore Blue Chip Fund invests only in common stocks.

Registrant’s Response:  Although the Fund has historically invested in common stocks, the Fund would prefer to be permitted to invest in other equity securities. Therefore, we have revised the investment objective as follows:

Westcore Blue Chip Fund seeks to achieve long-term total return by investing primarily in common stocks of large, well-established companies whose stocks appear to be undervalued.

35.

Staff Comment: Please revise the second sentence under the second bullet of the “Principal Investment Strategies of the Fund” section for the Westcore International Frontier Fund to clarify that the Fund cannot invest 100% of its investments in U.S.-based companies.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

36.

Staff Comment: Please revise the first sentence under the last bullet of the “Principal Investment Strategies of the Fund” section for the Westcore International Frontier Fund to clarify that the Fund considers “foreign companies” to include both those domiciled outside the United States and with the principal trading market of their securities outside of the United States.

Registrant’s Response: The Registrant has confirmed that under a two-prong conjunctive test, the definition of “foreign companies” would not accurately reflect all “developed countries” disclosed in the second sentence of the last bullet of the “Principal Investment Strategies of the Fund” section for the Wesctore International Frontier Fund For example, a Canadian domiciled company could have its principal trading market on a United States exchange. Therefore, the Registrant retained the original disclosure.

37.

Staff Comment: Please include the second sentence of the “Liquidity Risk” bullet under the “Principal Risks of Investing in the Fund” section within the third bullet of the “Principal Investment Strategies of the Fund” section for the Westcore Flexible Income Fund.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

38.

Staff Comment: Please confirm that the reference to “mortgage-backed” securities in the sixth bullet of the “Principal Investment Strategies of the Fund” section for the Westcore Flexible Income Fund also include sub-prime securities and investments.

Registrant’s Response:  The Registrant has confirmed “mortgage-backed” securities as stated in the sixth bullet of the “Principal Investment Strategies of the Fund” section for the Westcore Flexible Income Fund is tended to be inclusive of sub-prime securities and investments.

39.

Staff Comment: Please include the third bullet with in the first bullet of the “Principal Investment Strategies of the Fund” section for the Westcore Plus Bond Fund.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

40.

Staff Comment: Please include the second sentence of the “Liquidity Risk” bullet under the “Principal Risks of Investing in the Fund” section within the third bullet of the “Principal Investment Strategies of the Fund” section for the Westcore Plus Bond Fund.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

41.

Staff Comment: Please confirm that the reference to “equity securities” in the fourth bullet of the “Principal Investment Strategies of the Fund” section for the Westcore Plus Bond Fund only includes preferred stocks and no other form of equity securities. If other forms of equity securities are included, please disclose.

Registrant’s Response:  The Registrant has revised the disclosure to clarify that the Fund invests generally in preferred stocks but common stocks are allowed.

42.

Staff Comment: Please explain what the range is of the “average-weighted effective maturity” as referenced in the sixth bullet of the “Principal Investment Strategies of the Fund” section for the Westcore Plus Bond Fund.

Registrant’s Response:  The range of the “average-weighted effective maturity” for the Westcore Plus Bond Fund would vary based on numerous factors and the portfolio management team’s forecast, and therefore cannot be accurately disclosed in a numeric range.

43.

Staff Comment: Please explain what is of specific risk of investing instruments issued by or on behalf of the state of Colorado as referenced in the “State Specific Risk” bullet of the “Principal Risks of Investing in the Fund” section for the Westcore Colorado Tax-Exempt Fund.

Registrant’s Response:  The specific risk of investing in the Westcore Colorado Tax-Exempt Fund is investing in a concentrated, limited area of investments that can be greatly influenced by economic conditions in a narrow economic environment.

44.

Staff Comment: Please move the first two sentences of the “Non-Diversification Risk” bullet to the “State Specific Risk” bullet of the “Principal Risks of Investing in the Fund” section for the Westcore Colorado Tax-Exempt Fund.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

45.

Staff Comment: Please remove the first part of the third sentence of the “Non-Diversification Risk” bullet of the “Principal Risks of Investing in the Fund” section for the Westcore Colorado Tax-Exempt Fund regarding the Fund being considered a non-diversified fund as defined under the Investment Company Act of 1940, as this is not deemed a risk.

Registrant’s Response:  The Registrant has revised the disclosure as recommended by the Staff.

46.

Staff Comment: Please revise the remainder of the third sentence of the “Non-Diversification Risk” bullet of the “Principal Risks of Investing in the Fund” section for the Westcore Colorado Tax-Exempt Fund to comply with plain English Rule 421(d) of the Securities Act of 1933.

Registrant’s Response:  The Registrant has revised the disclosure to comply with plain English Rule 421(d) of the Securities Act of 1933.

47.

Staff Comment:  Please revise the disclosure under the “Purchase and Sale of Fund Shares” heading to state the following:

The minimum initial purchase is $2,500 for the Retail Class and $500,000 for the Institutional Class. The minimum subsequent purchase is $25 for the Retail Class (or $25 per month for automatic investment). There is no minimum subsequent purchase for Institutional Class. ~~Fund shares are redeemable.~~ You may redeem shares of the Fund on any business day ~~online or~~ through the Fund’s website at www.westcore.com, by telephone at 1-800-392-CORE (2673), by regular mail at Westcore Funds, P.O. Box 44323, Denver, CO 80201-4323, or by a systematic withdrawal plan (must be multiples of $50, and can be accomplished monthly, quarterly, or annually).

Registrant’s Response: The Registrant has revised the disclosure as recommended by the Staff.

48.

Staff Comment:  Please pluralize “Fund” in the disclosure under the “Tax Information” heading.

Registrant’s Response:   The Registrant has revised the disclosure as recommended by the Staff.

49.

Staff Comment:  Please confirm the statement “The Fund intends to make distributions that will be taxed as ordinary income or capital gains,…” under the “Tax Information” heading is applicable to the Westcore Colorado Tax-Exempt Fund, and if not, please disclose in the statement.

Registrant’s Response:  The Registrant has confirmed that the Westcore Colorado Tax-Exempt Fund does not intend to make its distributions taxed as ordinary income or capital gains, and thus has revised the disclosure under the “Tax Information” heading to state the following:

Except for the Westcore Colorado Tax-Exempt Fund, the Funds intend to make distributions that will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. Distributions of the Westcore Colorado Tax-Exempt Fund may be subject to federal income tax.

50.

Staff Comment:  Please conform the “Financial Intermediary Compensation” heading to Item 8 of Form N-1A.

Registrant’s Response: The Registrant has revised the disclosure as recommended by the Staff.

51.

Staff Comment:  Please confirm that “Other Investment Companies” as disclosed on page 64 is not a principal investment strategy of the Westcore Funds, and if they are, please insert disclosure stating such in each applicable Westcore Fund’s Summary Section.

Registrant’s Response: The Registrant has confirmed that investing in “Other Investment Companies” is not a principal investment strategy of the Westcore Funds.

52.

Staff Comment:  Please confirm that “Other Investment Companies” as disclosed on page 64 does not include Hedge Funds, and if it does, please provide additional disclosure.

Registrant’s Response: The Registrant has confirmed that Hedge Funds are not included as “Other Investment Companies” for purposes of investing in the Westcore Funds.

APRIL 13, 2010 STAFF COMMENTS:  SAI INCLUDED IN PEA 69 (“SAI PEA 69”)

53.

Staff Comment:  With respect to the “Trust Preferred Securities” disclosure under the “Types of Investments and Associated Risks” section on page 28, please confirm i) if these securities are rated, ii) these securities are marketable, iii) the Westcore Funds incur any liabilities with these securities, and iv) there is a creation process and/or purpose vehicle associated with these securities. If any of these questions are answered in the affirmative, please insert applicable disclosure.

Registrant’s Response:   The Registrant has confirmed that Trust Preferred Securities as they are held by the Westcore Funds can be rated and marketable. The Registrant has also confirmed that the only “liabilities” the Westcore Funds incur with these securities is the potential of having a loss in market value on the investment. The Registrant also confirmed that there can be a purpose vehicle and creation process associated with these types of securities, and have revised the disclosure to reflect this structure.

54.

Staff Comment:  With respect to the “Westcore Funds Portfolio Manager Compensation Structure Disclosure” under the “Portfolio Managers” section, please confirm if the portfolio manager compensation has a benchmark component, and if so, i) please state the benchmark and ii) please state the length of time measurement of the benchmark.

Registrant’s Response:   The Registrant has confirmed that the Portfolio Manager’s compensation does have a benchmark component, and has revised the disclosure in the “Westcore Funds Portfolio Manager Compensation Structure Disclosure” under the “Portfolio Managers” section as follows:

As a portfolio manager and partner of the Advisor, the primary compensation comes from a base salary and a predetermined percentage of distributed profit. Additionally, the management committee of the Advisor may award an incentive compensation bonus to partners who significantly exceed expectations over an extended period. The criteria for the incentive compensation pool, while generally not directly tied to performance, include the following factors:  performance, growth, and/or retention of assets, profitability, and intangibles.  There is a composite of similarly managed accounts for each investment style at the Advisor, and each Fund is included in the appropriate composite. The performance criteria emphasizes pre-tax long-term (3-5 years when available) results of the composites compared against the appropriate benchmark index, which for the Fund would be the benchmark index disclosed in the Fund’s prospectus. The Advisor may also consider other peer group data in the comparison, as considered appropriate.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 623-2577.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary of Westcore Trust

cc:

Jasper R. Frontz, Denver Investments LLC

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

April 5, 2007

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:

Westcore Funds

Dear Mr. Greene:

In our telephone conversation on April 2, 2007, you informed us as counsel to the Westcore Funds, that it appeared that, since 2005, the Westcore Trust had not filed a fidelity bond and related information concerning its approval by the Trustees, as required by Rule 17g-1 under the Investment Company Act of 1940.  This letter is intended to confirm information provided to you in telephone conversations on April 4, 2007, about the filing in 2006 of the bond and related material.

On June 7, 2006, Westcore forwarded by Federal Express overnight delivery, a copy of the fidelity bond that it had received from the insurer only three days before.  That filing was made on paper because the requirement to file such material by EDGAR did not become effective until days later.  Because we are informed that this material has not been found in the Trust’s 1940 Act file, the Company is re-filing the cover letter and all related material by EDGAR concurrently with the filing of this letter.  That filing will evidence the fact that appropriate bond coverage, duly approved by the Trustees of the Trust, was in effect during the period when it appeared that a delinquency in filing may have existed.

Although we are unable to explain why the material sent by Federal Express in June 2006 apparently was never placed in the Trust’s file at the Commission, we anticipate that the fact that, in the future, such filings will be made on EDGAR in accordance with the present rules, will eliminate any recurrence of such an apparent delinquency.

You also requested an explanation as to why the Chief Compliance Officer’s Report did not call attention to this apparent delinquency in filing the fidelity bond.  The Chief Compliance Officer, having been the person who signed the letter that was sent by Federal Express to file the bond and related required materials, knew that the Trust had timely sent the bond for filing and believed that the paper filing had reached the Commission’s files.

If you have any further questions about this matter, please do not hesitate to contact either me or Peter Schwartz at this office.

Very truly yours,

/s/ Lester R. Woodward

for
DAVIS GRAHAM & STUBBS LLP

#773994.4

WESTCORE ANNUAL OPERATING EXPENSE TABLES

Westcore Growth Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.65%	0.65%
Distribution (12b-1) Fees	None	None
Other Expenses	0.41%	1.90%
Acquired Fund Fees and Expenses(2)	0.00%	0.00%
Total Annual Fund Operating Expenses	1.06%	2.55%
Fee Waiver and Expense Reimbursement	0.00%	(1.61)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.06%	0.94%

(1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.15% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)  The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial tables in this prospectus because the financial tables include only the operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore MIDCO Growth Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.65%	0.65%
Distribution (12b-1) Fees	None	None
Other Expenses	0.43%	0.38%
Acquired Fund Fees and Expenses(2)	0.01%	0.01%
Total Annual Fund Operating Expenses	1.09%	1.04%
Fee Waiver and Expense Reimbursement(1)	0.00%	(0.08)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.09%	0.96%

(1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.15% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Select Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.65%
Distribution (12b-1) Fees	None
Other Expenses	0.51%
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	1.17%
Fee Waiver and Expense Reimbursement(1)	(0.01)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.16%

 (1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.15% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Blue Chip Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.65%	0.65%
Distribution (12b-1) Fees	None	None
Other Expenses	0.61%	0.49%
Acquired Fund Fees and Expenses(2)	0.00%	0.00%
Total Annual Fund Operating Expenses	1.26%	1.14%
Fee Waiver and Expense Reimbursement(1)	(0.11)%	(0.19)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.15%	0.95%

(1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.15% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Mid-Cap Value Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.75%
Distribution (12b-1) Fees	None
Other Expenses	0.51%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.26%
Fee Waiver and Expense Reimbursement(1)	(0.01)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.25%

 (1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.25% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)  The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Small-Cap Opportunity Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	1.00%	1.00%
Distribution (12b-1) Fees	None	None
Other Expenses	0.64%	1.76%
Acquired Fund Fees and Expenses(2)	0.01%	0.01%
Total Annual Fund Operating Expenses	1.65%	2.77%
Fee Waiver and Expense Reimbursement(1)	(0.34)%	(1.61)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.31%	1.16%

 (1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.30% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Small-Cap Value Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	1.00%	1.00%
Distribution (12b-1) Fees	None	None
Other Expenses	0.37%	0.33%
Acquired Fund Fees and Expenses(2)	0.01%	0.01%
Total Annual Fund Operating Expenses	1.38%	1.34%
Fee Waiver and Expense Reimbursement(1)	(0.07)%	(0.13)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.31%	1.21%

 (1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.30% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Micro-Cap Opportunity Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	1.00%
Distribution (12b-1) Fees	None
Other Expenses	6.96%
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	7.97%
Fee Waiver and Expense Reimbursement(1)	(6.66)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.31%

 (1)The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.30% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore International Frontier Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	1.20%
Distribution (12b-1) Fees	None
Other Expenses	0.81%
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	2.02%
Fee Waiver and Expense Reimbursement(1)	(0.51)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	1.51%

 (1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 1.50% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Flexible Income Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.45%	0.45%
Distribution (12b-1) Fees	None	None
Other Expenses	0.46%	3.53%
Acquired Fund Fees and Expenses(2)	0.02%	0.02%
Total Annual Fund Operating Expenses	0.93%	4.00%
Fee Waiver and Expense Reimbursement(1)	(0.06)%	(3.26)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	0.87%	0.74%

 (1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 0.85% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Plus Bond Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.45%	0.45%
Distribution (12b-1) Fees	None	None
Other Expenses	0.36%	0.28%
Acquired Fund Fees and Expenses(2)	0.01%	0.01%
Total Annual Fund Operating Expenses	0.82%	0.74%
Fee Waiver and Expense Reimbursement(1)	(0.26)%	(0.29)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	0.56%	0.45%

 (1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 0.55% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

Westcore Colorado Tax-Exempt Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.50%
Distribution (12b-1) Fees	None
Other Expenses	0.40%
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	0.91%
Fee Waiver and Expense Reimbursement(1)	(0.25)%
Total Annual Fund Operating Expenses After Fee Waiver and Expenses Reimbursement(1)	0.66%

 (1) The Advisor and Administrators have contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses from April 30, 2010 until at least April 30, 2011, so that Net Annual Fund Operating Expenses as reported in the Fund’s Financial Highlights will be no more than 0.65% for the Fund’s Retail Class for such period. In addition, the Advisor has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses in the same proportion as for the Retail Class waivers/reimbursements plus reimbursing the Institutional class-specific other expenses until at least April 30, 2011. The Advisor and Administrators are not contractually bound to continue these waivers/reimbursements past April 30, 2011, however neither party is currently expecting to make any change in the waivers/reimbursements after April 30, 2011. However, you will be notified in writing if these waivers and/or reimbursements are discontinued or materially changed after April 30, 2011.

(2)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).  The operating expenses in this fee table may not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.